

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 6, 2017

Anthony J. Cataldo
Chairman and CEO
Oxis International, Inc.
100 South Ashley Drive, Suite 600
Tampa, Florida 33602

> **Re:** **Oxis International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 24, 2017**
> **File No. 000-08092**

Dear Mr. Cataldo:

We have limited our review of your filing to those issues we have addressed in our comments.

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your disclosure that you obtained approval of the holders of approximately 51% of the voting power of your shares, but the beneficial ownership table included in the information statement shows that officers and directors hold less than 5% of the voting power and that there are no shareholders holding more than 5% of the outstanding shares. Please identify the shareholders who provided written consent for these actions, including each consenting stockholder's respective share ownership and relationship to the company. Please also describe the events that led to your receipt of the written consents and provide an analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Amendment to the Certificate of Incorporation to Effect Reverse Stock Split, page 4

2.   Please revise this section to provide tabular disclosure reflecting the number of record holders before and after giving effect to the reverse stock split, assuming both the high and low end of the reverse split range disclosed in the information statement.

Amendment to the Certificate of Incorporation to Increase the Number of Authorized Common Shares, page 10

3.   Please specify the amount of the increase in the number of authorized common shares that is being sought.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance